Tuesday April 9, 9:53 am Eastern Time

Press Release

SOURCE: Voyager Entertainment International, Inc.

Las Vegas Strip to Become Home for the ``World's Tallest Ferris Wheel''

``Vertical Rotating Vehicle'' Project Secures $100 Million Financing Agreement; Voyager Entertainment International, Inc. Signs Debenture Agreement; Begins Trading on OTC BB Today

LAS VEGAS--(BUSINESS WIRE)--April 9, 2002-- Voyager Entertainment International, Inc. (OTCBB:VEII - news) has announced that its placement agent, Stone Harbor Financial Services, LLC, is beginning the process of underwriting the principal amount of $100 million in Senior Unsubordinated Notes. The Shares will begin trading today on the Over-the-Counter Bulletin Board under the ticker symbol ``VEII''. Complete details of the underwriting may be obtained by contacting Kenneth E. Sidler at Stone Harbor Financial Services, LLC (see contact below).
About Voyager Entertainment International, Inc.
VEII is an entertainment/development company that will build the World's Largest and Tallest Ferris Wheel. The company is currently in the final stages of design and development for the ``Voyager,'' an observation ride/attraction. The 560 foot tall Voyager, which the Company has dubbed a ``Vertically Rotating Vehicle,'' has a capacity of 7,000,000 guests per year. The project includes retail space, numerous restaurants and features a 22,000 square foot Night Club in the ``EYE of the Wheel.'' Individual ride tickets will sell for $18.00 USD.
Additionally, VEII is currently negotiating for site acquisitions in New York City and Shanghai, China, where similar projects will be developed.

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History of Voyager
The concept of Voyager was conceived by the internationally renowned and award winning architect Veldon Simpson, who is best known for his role in designing such marvels as the MGM, Luxor, and Excalibur Hotel Casinos plus numerous other Las Vegas landmarks. Mr. Simpson has designed Voyager to be the World's Tallest and most Luxurious Ferris Wheel.
Based on the huge success of the British Airways London Eye Ferris Wheel, Simpson and long time developer Richard Hannigan, teamed up to build the Voyager Ferris Wheel on the Las Vegas Strip between the MGM Grand Casino and the Bellagio Hotel Casino. The company's concept and plans were extremely well received by the City of Las Vegas and Clark County, Nevada.
Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are ``forward-looking statements'' within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.


Contact:

     Stone Harbor Financial Services, LLC, Freehold, N.J.
     Kenneth E. Sidler, 732/625-8001
     or
     Investor Relations Services, Inc., New Smyrna Beach, FL
     Dan Kinnison, 386/409-0200
     VEII@invrel.net